Copa Holdings Reports Net Income of US$113.9 Million for

the Fourth Quarter of 2013

Panama City, Panama — February 12, 2014. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2013 (4Q13) and full year 2013. The terms “Copa Holdings" or "the Company" refers to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2012 (4Q12).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$113.9 million for 4Q13 or earnings per share (EPS) of US$2.57, as compared to net income of US$86.6 million or EPS of US$1.95 in 4Q12. Excluding special items, which for 4Q13 includes a non-cash impairment charge of US$31.2 million on Intangible Assets booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia) and a non-cash gain of US$2.6 million associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported adjusted net income of US$142.5 million or adjusted EPS of US$3.21, compared to adjusted net income of US$89.3 million or adjusted EPS of US$2.01 in 4Q12.

•	Net income for full year 2013 reached US$428.2 million or EPS of US$9.64, compared to US$326.5 million or EPS of US$7.35 for full year 2012. Excluding special items, which for 2013 includes a non-cash impairment charge of US$31.2 million on Intangible Assets booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia), a US$13.9 million loss related to the Venezuelan devaluation of February 2013, and a non-cash gain of US$5.2 million associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of US$468.1 million or EPS of US$10.54, compared to adjusted net income of US$336.1 or adjusted EPS of US$7.57 for full year 2012.

•	Operating income for 4Q13 came in at US$130.7 million, representing a 25% increase over operating income of US$104.3 million in 4Q12, mainly as a result of a 6.2% increase in unit operating revenue per available seat mile (RASM) and a 6.5% drop in the all-in price of jet fuel. As a result, operating margin for 4Q13 came in at 18.7%, or 1.3 percentage points higher than 4Q12. Excluding special items, operating income would have been US$161.8 million, which would have represented an operating margin of 23.2%, or 5.8 percentage points higher than 4Q12.

•	The Company reported operating income of US$518.5 million for full year 2013, representing an increase of 28.8% over operating income of US$402.5 million in 2012. Operating margin for full year 2013 came in at 19.9%, as compared to an operating margin of 17.9% in 2012. However, excluding the intangible impairment charge of US$31.2 million recorded in 4Q13, the adjusted operating margin for 2013 would have been 21.1%.

•	Total revenues for 4Q13 increased 16.3% to US$697.8 million. Yield per passenger mile increased 5.8% to 18.1 cents and RASM came in at 14.3 cents, or 6.2% above 4Q12. On a quarter-over-quarter basis, both yields and RASM increased over our third quarter high season, rising 4.9% and 3.1%, respectively.

•	For 4Q13 consolidated passenger traffic grew 10.7%, led by international traffic growth which expanded a robust 12.2%. At the same time, consolidated capacity grew 9.5%, led by a 10.9% increase in international capacity. As a result, consolidated load factor for the quarter increased 0.8 percentage points to 76.5%. For full year 2013, consolidated load factor came in at 76.7%, up 1.2 percentage points from 2012, on 14.4% capacity growth.

•	Operating cost per available seat mile (CASM) increased 4.5%, from 11.1 cents in 4Q12 to 11.7 cents in 4Q13 as a result of the non-cash intangible impairment charge partly offset by a decrease in the all-in price of jet fuel. However, CASM excluding special items decreased 1.2% to 11.0 cents. CASM excluding fuel cost and special items increased 2.1% from 6.8 cents in 4Q12 to 6.9 cents in 4Q13, as a result of higher distribution unit costs related to the higher revenues, and aircraft rentals, which were partly offset mainly by lower maintenance costs and other rentals.

•	Cash, short term and long term investments ended 2013 at US$1,169.4 million, representing 45% of the last twelve months’ revenues.

•	During the fourth quarter, Copa Airlines took delivery of one Boeing 737-800 aircraft. As a result, Copa Holdings ended the year with a consolidated fleet of 90 aircraft, composed of 18 Boeing 737-700s, 46 Boeing 737-800s and 26 Embraer-190s.

•	For 2013, Copa Holdings reported international on-time performance of 88.6%, 80.8% for domestic and 87.7% overall, as well as a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

Subsequent Events

•	On January 22, 2014, Copa Airlines announced it will begin nonstop service four times a week from Panama to Montreal, Canada on June 3, 2014, four times per week to Fort Lauderdale, Fla., and two times per week to Georgetown, Guyana, both on July 11, 2014. Fort Lauderdale will be Copa Airlines’ tenth U.S. destination and Montreal will be our second in Canada. Georgetown will be our first destination in Guyana, and Guyana will be our 30th country served.

•	On January 23, 2014, the Venezuelan government announced that the Airline industry repatriation requests will move from the CADIVI (6.3 bolivars per 1 USD) official exchange rate to the SICAD rate which will be determined on a weekly basis (latest was 11.36 bolivars per 1 USD). The decree published by the government indicates that this change applies to future repatriation requests and that those already submitted to CADIVI will be honored at the 6.3 official exchange rate.

•	On February 12, 2014, the Board of Directors of Copa Holdings approved our 2014 dividend of 3.84 per share, an amount equal to 40% of the prior year’s annual consolidated net income. Dividends will be distributed in equal quarterly installments of 0.96 per share during the months of March, June, September and December.

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Consolidated Financial &		Variance		Variance			Variance
Operating Highlights	4Q13	vs. 4Q12		vs. 3Q13		FY 2013	vs. 2012
Revenue Passengers Carried ('000)	2,013	6.0%		0.3%		7,779	8.9%
RPMs (mm)	3,725	10.7%		-2.1%		14,533	16.3%
ASMs (mm)	4,870	9.5%		-0.1%		18,950	14.4%
Load Factor	76.5%	0.8	p.p.	-1.6	p.p.	76.7%	1.2	p.p.
Yield	18.1	5.8%		4.9%		17.3	0.2%
PRASM (US$ Cents)	13.8	6.9%		2.8%		13.3	1.8%
RASM (US$ Cents)	14.3	6.2%		3.1%		13.8	1.4%
CASM (US$ Cents)	11.6	4.5%		7.1%		11.0	-1.1%
Adjusted CASM (US$ Cents) (1)	11.0	-1.2%		1.2%		10.9	-2.5%
CASM Excl. Fuel (US$ Cents)	7.6	11.6%		10.9%		6.9	1.9%
Adjusted CASM Excl. Fuel (US$ Cents) (1)	6.9	2.1%		1.5%		6.7	-0.5%
Breakeven Load Factor (2)	57.3%	-4.3	p.p.	-4.1	p.p.	59.7%	-1.6	p.p.
Fuel Gallons Consumed (Millions)	63.9	9.4%		0.5%		247.5	12.8%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.12	-6.5%		0.1%		3.16	-4.3%
Average Length of Haul (Miles)	1,850	4.4%		-2.4%		1,868	6.7%
Average Stage Length (Miles)	1,151	5.7%		-0.7%		1,140	6.0%
Departures	30,266	2.4%		0.5%		119,177	5.9%
Block Hours	89,783	8.0%		0.2%		348,882	11.3%
Average Aircraft Utilization (Hours)	10.9	-0.9%		-2.7%		11.1	1.2%
Operating Revenues (US$ mm)	697.8	16.3%		3.0%		2,608.3	16.0%
Operating Income (US$ mm)	130.7	25.3%		-11.4%		518.5	28.8%
Adjusted Operating Income (US$ mm) (1)	161.8	55.2%		9.7%		549.6	36.5%
Operating Margin	18.7%	1.3	p.p.	-3.0	p.p.	19.9%	2.0	p.p.
Adjusted Operating Margin (1)	23.2%	5.8	p.p.	1.4	p.p.	21.1%	3.2	p.p.
Net Income (US$ mm)	113.9	31.5%		-9.6%		428.2	31.2%
Adjusted Net Income (US$ mm) (2)	142.5	59.6%		22.7%		468.1	39.3%
EPS - Basic and Diluted (US$)	2.57	31.6%		-9.5%		9.64	31.1%
Adjusted EPS - Basic and Diluted (US$) (2)	3.21	59.7%		22.7%		10.54	39.2%
# of Shares - Basic and Diluted ('000)	44,379	-0.1%		0.0%		44,424	0.1%

(1) Adjusted CASM, Adjusted Operating Income, Adjusted Operating Margin for 4Q13 and 2013 exclude non-cash impairment charge on Intangible Assets booked in 2005 related to the acquisition of Aerorepublica (now Copa Colombia).

(2) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 4Q13, 4Q12, 3Q13, 2013 and 2012 exclude non-cash impairment charge on Intangible Assets booked in 2005 related to the acquisition of Aerorepublica (now Copa Colombia), non-cash charges/gains associated with the mark-to-market of fuel hedges, and the impact of the Venezuelan currency devaluation.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 4Q13 RESULTS

Copa Holdings delivered a quarter of outstanding financial results with fourth quarter operating income coming in at US$130.7M million and net income at US$113.9M million. Excluding a non-cash impairment charge of US$31.2M on Intangible Assets booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia), and a US$2.6 million non-cash gain associated with the mark-to-market of fuel hedge contracts, operating income and net income reported would have been US$161.8 million and US$142.5 million respectively.

Total revenues increased 16.3% to US$697.8 million during the quarter on capacity expansion of 9.5%. For the quarter, consolidated load factor came in at 76.5% compared to 75.7% in 4Q12 and consolidated yield came in at 18.1 cents, or 5.8% above 4Q12. As a result, RASM came in at 14.3 cents, or 6.2% above 4Q12. However, when adjusted for a 4.4% increase in length of haul, RASM came in 8.5% above 4Q12.

Consolidated operating expenses for 4Q13 increased 14.4% to US$567.1 million, while consolidated operating expenses per ASM (CASM) increased 4.5% to 11.6 cents. However, CASM excluding the intangible impairment charge decreased 1.2% to 11.0 cents mainly due to lower fuel prices. CASM excluding fuel cost, and intangible impairment charge increased 2.1% from 6.8 cents in 4Q12 to 6.9 cents in 4Q13, as a result of higher distribution unit costs related to higher revenues, and higher aircraft rentals, which were partly offset mainly by lower maintenance expense and other rentals.

Based on our annual intangible impairment test, our fourth quarter figures include an impairment charge of US$31.2 million on Intangible Assets booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia). This is an accounting expense and has no impact in our cash position. Under IFRS this intangible was originally assigned to route rights for domestic flights within Colombia. The impairment charge is attributable to our evolving strategy of reducing domestic capacity and focusing more on international flying from Colombia. After this impairment charge, the Intangible Asset registered in 2005 is now zero.

Aircraft fuel expense increased 2.4% or US$4.6 million compared to 4Q12, as a result of increased capacity partly offset by lower fuel prices. The Company’s effective jet fuel price, which includes a realized fuel hedge gain of US$3.4 million in 4Q13 and US$0.8 million in 4Q12, decreased 6.5%, from an average of US$3.34 per gallon in 4Q12 to US$3.12 per gallon in 4Q13.

For 4Q13, the Company had fuel hedges in place representing 37% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 22% and 14% of its consolidated volume for 2014 and 2015, respectively.

The Company recorded a non-operating expense of US$7.6 million for 4Q13 compared to non-operating expense of US$7.4 million for 4Q12. Non-operating income for 4Q13 included a fuel hedge mark-to-market gain of US$2.6 million, compared to a fuel hedge mark-to-market loss of US$2.7 million in 4Q12.

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Copa Holdings closed the quarter with US$1,169.4 million in cash, short term and long term investments, representing approximately 45% of last twelve months´ revenues. Of such cash, $487.1 million was subject to exchange controls in Venezuela and was pending repatriation. Cash, short term and long term investments excluding the funds pending repatriation from Venezuela represent approximately 26.4% of last twelve months’ revenues. All of the cash in Venezuela pending repatriation has already been submitted to CADIVI, and we expect it will be honored at the 6.3 official exchange rate as per the Government decree published on January 23 2014. Total debt at the end of 4Q13 amounted to US$1.1 billion, all of which relates to aircraft financing.

Copa Holdings’ strong fourth quarter and full year results are the product of a solid and well-executed business model based on the goal of operating the best and most convenient network for intra-Latin America travel. In 2014, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2014

For 2014, the company reaffirms its preliminary guidance. Consolidated capacity is expected to expand in the range of 10% as a result of the full year effect of capacity added in 2013 and the introduction of eight new 737-800 aircraft during 2014.

Load factors are expected to come in slightly higher to 2013 levels as a result of healthy demand and lower year-over-year capacity growth. Unit revenues (RASM) are expected to come in at 13.7 cents, slightly below 2013 levels.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.8 cents, approximately 1% above Adjusted CASM ex-fuel from 2013.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.15 per gallon. As a result, the Company is still projecting an operating margin in the range of 19% to 21% for 2014.

	2014	2013
Financial Outlook	Guidance	Actual
Capacity - YOY ASM Growth	+/-10%	14.4%
Average Load Factor	+/-77%	76.7%
RASM (cents)	+/-13.7	13.8
CASM Ex-fuel (cents)	+/-6.8	6.9
Operating Margin	19-21%	19.9%

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CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q13 totaled US$697.8 million, a 16.3% or US$97.9 million increase over operating revenue of US$599.8 million in 4Q12, due to a 17.1% or US$98.5 million increase in passenger revenue.

Passenger revenue. For 4Q13, passenger revenue totaled US$674.2 million, an increase of 17.1% from passenger revenue of US$575.7 million in 4Q12. Passenger yield increased 5.8% year over year to 18.1 cents, while load factor increased 0.8 percentage points from 75.7% in 4Q12 to 76.5% in 4Q13.

Cargo, mail and other. Cargo, mail and other revenue totaled US$23.6 million in 4Q13, slightly lower than cargo, mail and other in 4Q12.

Operating expenses

For 4Q13, consolidated operating expenses increased 8.1% to US$535.8 million, representing operating cost per available seat mile (CASM) of 11.0 cents. Operating cost per available seat mile (CASM) excluding fuel costs, increased 2.1% from 6.8 cents in 4Q12 to 6.9 cents in 4Q13.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q13, aircraft fuel totaled US$199.4 million, a US$4.6 million or 2.4% increase over aircraft fuel of US$194.8 million in 4Q12. This increase was primarily a result of a 9.4% increase in gallons consumed from the additional capacity, partially offset by a 6.5% decrease in the average price per gallon of jet fuel (all-in), which averaged US$3.12 in 4Q13 as compared to US$3.34 in 4Q12. This average price per gallon of jet fuel for 4Q13 includes a $3.4 million realized fuel hedge gain, compared to a US$0.8 million fuel hedge gain in 4Q12. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 5.3%, from US$3.35 per gallon in 4Q12 to US$3.17 in 4Q13.

Salaries and benefits. For 4Q13, salaries and benefits totaled US$73.4 million, a 11.6% increase over salaries and benefits of US$65.8 million in 4Q12. This increase was mostly a result of an overall increase in operating headcount to support additional capacity, as well as incremental annual bonus provision.

Passenger servicing. For 4Q13, passenger servicing totaled US$65.0 million, a 8.7% increase over passenger servicing of US$59.8 million in 4Q12. This increase resulted from the growth in our operations, higher effective rates related to on board service and airport handling.

Commissions. For 4Q13, commissions totaled US$27.4 million, a 22.5% increase over commissions of US$22.4 million in 4Q12. This increase was primarily a result of a higher passenger revenue base, and a higher average commission rate due to the revenue mix (higher sales growth in countries with higher commission rates).

Reservations and sales. Reservations and sales totaled US$26.0 million, a 17.6% increase over reservation and sales of US$22.1 million in 4Q12. This increase was primarily a result of a larger revenue base.

Maintenance, material and repairs. For 4Q13, maintenance, material and repairs totaled US$22.9 million, an 5.9% decrease from maintenance, material and repairs of US$24.3 million in 4Q12. This decrease was a result of less repairs and materials consumed.

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Depreciation. Depreciation totaled US$27.1 million in 4Q13, a 10.8% increase over depreciation of US$24.4 million in 4Q12.

Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 15.8%, from US$59.5 million in 4Q12 to US$68.9 million in 4Q13, mainly as a result of more departures and additional aircraft rentals.

Other. Other expenses totaled US$25.9 million in 4Q13, an increase of US$3.4 million. This was primarily a result of an increase in certain sales related taxes due to higher sales and other general administrative expenses.

Intangible impairment. During 4Q13, the Company registered an impairment charge of US$31.2 million on Intangible Assets originally booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia). This is an accounting expense and has no impact in our cash position. Under IFRS this intangible was assigned to route rights for domestic flights within Colombia. The impairment charge is attributable to our evolving strategy of reducing domestic capacity and focusing more on international flying from Colombia.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled an expense of US$7.6 million in 4Q13, compared to an expense of US$7.4 million in 4Q12.

Interest expense. Interest expense totaled US$7.5 million in 4Q13, a 8.4% decrease from interest expense of US$8.1 million in 4Q12, as a result of lower interest rates on our variable rate debt, and a lower outstanding debt balance.

Interest income. Interest income totaled US$4.0 million, a 15.6% increase over interest income of US$3.4 million in 4Q12, mainly as a result of a higher average cash and investments balance.

Other, net. Other net totaled an expense of US$4.1 million in 4Q13, mostly as a result of foreign exchange balance sheet accounts partly offset by a US$2.6 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q13	4Q12	Change	3Q13	Change	2013	2012	Change
Operating Revenues
Passenger Revenue	674,209	575,731	17.1%	655,991	2.8%	2,519,649	2,163,136	16.5%
Cargo, mail and other	23,562	24,109	-2.3%	21,288	10.7%	88,682	86,252	2.8%
Total Operating Revenue	697,771	599,839	16.3%	677,279	3.0%	2,608,331	2,249,388	16.0%

Operating Expenses
Aircraft fuel	199,388	194,754	2.4%	198,163	0.6%	783,092	725,763	7.9%
Salaries and benefits	73,382	65,782	11.6%	69,941	4.9%	276,156	247,405	11.6%
Passenger servicing	64,986	59,788	8.7%	64,913	0.1%	250,604	217,137	15.4%
Commissions	27,428	22,382	22.5%	27,717	-1.0%	103,685	89,378	16.0%
Reservations and sales	26,013	22,112	17.6%	27,588	-5.7%	99,812	84,992	17.4%
Maintenance, material and repairs	22,866	24,311	-5.9%	25,035	-8.7%	92,993	92,166	0.9%
Depreciation	27,082	24,446	10.8%	26,576	1.9%	105,331	89,217	18.1%
Flight operations	31,451	27,747	13.3%	30,829	2.0%	121,786	104,993	16.0%
Aircraft rentals	24,617	19,472	26.4%	23,540	4.6%	90,233	72,468	24.5%
Landing fees and other rentals	12,813	12,266	4.5%	12,607	1.6%	50,405	46,233	9.0%
Other	25,907	22,510	15.1%	22,878	13.2%	84,589	77,101	9.7%
Intangible Impairment	31,162	0	n/m	0	n/m	31,162	0	n/m
Total Operating Expense	567,097	495,570	14.4%	529,787	7.0%	2,089,848	1,846,852	13.2%

Operating Income	130,675	104,269	25.3%	147,492	-11.4%	518,483	402,535	28.8%

Non-operating Income (Expense):
Interest expense	(7,447)	(8,130)	-8.4%	(7,513)	-0.9%	(30,180)	(32,795)	-8.0%
Interest income	3,963	3,427	15.6%	3,127	26.7%	12,636	11,689	8.1%
Other, net	(4,081)	(2,721)	50.0%	10,700	-138.1%	(13,192)	(15,086)	-12.6%
Total Non-Operating Income/(Expense)	(7,565)	(7,424)	n/a	6,314	-219.8%	(30,736)	(36,192)	n/a

Income before Income Taxes	123,110	96,845	27.1%	153,807	-20.0%	487,747	366,343	33.1%

Provision for Income Taxes	9,189	10,222	-10.1%	27,798	-66.9%	59,546	39,867	49.4%

Net Income	113,921	86,623	31.5%	126,008	-9.6%	428,200	326,476	31.2%

EPS - Basic and Diluted	2.57	1.95	31.6%	2.84	-9.6%	9.64	7.35	31.1%

Shares - Basic and Diluted	44,379,289	44,409,211	-0.1%	44,379,507	0.0%	44,423,845	44,400,224	0.1%

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Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	December 31,	September 30,	December 31,
	2013	2013	2012
	(Unaudited)	(Unaudited)	(Audited)

Current Assets:
Cash and cash equivalents	$139,240	$475,181	$76,094
Short-term investments	930,399	499,047	575,009
Total cash, cash equivalents and short-term investments	1,069,640	974,228	651,103

Accounts receivable, net of allowance for doubtful accounts	132,001	173,175	135,207
Accounts receivable from related parties	2,189	2,109	1,129
Expendable parts and supplies, net of allowance for obsolescence	56,814	56,314	50,603
Prepaid expenses	59,160	62,163	63,120
Other current assets	22,783	19,073	16,328
Total Current Assets	1,342,586	1,287,062	917,490

Long-term investments	99,770	46,590	69,445

Property and Equipment:
Owned property and equipment:
Flight equipment	2,477,830	2,462,278	2,405,346
Other equipment	73,487	71,570	66,330
	2,551,317	2,533,848	2,471,676
Less: Accumulated depreciation	(530,347)	(505,147)	(432,589)
	2,020,970	2,028,701	2,039,087
Purchase deposits for flight equipment	327,544	302,371	245,544
Total Property and Equipment	2,348,514	2,331,072	2,284,631

Other Assets:
Net pension asset	11,114	10,826	10,009
Goodwill	25,305	25,466	27,575
Intangible asset	28,214	57,767	59,382
Other assets	96,949	110,889	110,968
Total Other Assets	161,583	204,948	207,934
Total Assets	$3,952,454	$3,869,672	$3,479,500

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$156,460	$140,114	$136,268
Accounts payable	95,046	101,128	104,975
Accounts payable to related parties	14,460	15,380	20,255
Air traffic liability	578,439	549,721	382,807
Taxes and interest payable	113,517	121,647	85,436
Accrued expenses payable	74,963	65,993	48,047
Other current liabilities	8,133	7,835	10,902
Total Current Liabilities	1,041,019	1,001,818	788,690

Non-Current Liabilities:
Long-term debt	913,507	960,462	1,069,836
Post employment benefits liability	6,223	6,309	6,340
Other long-term liabilities	51,223	49,912	43,726
Deferred tax liabilities	38,743	32,274	34,364
Total Non-Current Liabilities	1,009,696	1,048,957	1,154,266

Total Liabilities	2,050,715	2,050,775	1,942,956

Shareholders' Equity:
Class A - 33,407,876 shares issued and outstanding	22,626	22,626	22,591
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	7,466
Additional paid in capital	47,031	45,594	40,660
Retained earnings	1,821,243	1,739,740	1,458,258
Accumulated other comprehensive income (loss)	3,372	3,470	7,569
Total Shareholders' Equity	1,901,738	1,818,896	1,536,544
Total Liabilities and Shareholders' Equity	$3,952,454	$3,869,672	$3,479,500

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	4Q13	4Q12	3Q13	2013	2012

Net income as Reported	$113,921	$86,623	$126,008	$428,200	$326,476

Special Items (adjustments):
Intangible Impairment	$31,162	$0	$0	$31,162	$0
Unrealized (gain) loss on fuel hedging instruments	$-2,553	$2,673	$-9,820	$-5,167	$9,577
Venezuela Devaluation	$0	$0	$0	$13,927	$0
Adjusted Net Income	$142,530	$89,296	$116,188	$468,123	$336,053

Shares used for Computation (in thousands) Basic and Diluted	44,379	44,409	44,380	44,424	44,400

Adjusted earnings per share - Basic and Diluted	3.21	2.01	2.62	10.54	7.57

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q13	4Q12	3Q13	2013	2012

Operating Costs per ASM as Reported	11.6	11.1	10.9	11.0	11.1
Intangible Impairment	(0.6)	-	-	(0.2)	-
Aircraft fuel per ASM	(4.1)	(4.4)	(4.1)	(4.1)	(4.4)
Adjusted Operating Costs per ASM excluding fuel	6.9	6.8	6.8	6.7	6.8

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